pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Responds to Review Panel Recommendations

Vancouver BC,  February 11, 2015:  The Independent Review Panel Report on the investigation into the cause of the failure of the tailings storage facility (“TSF”) at the Mount Polley Mine was released on January 30, 2015.  One of the seven recommendations in the report was that future permit applications for a TSF should be based on a bankable feasibility study.

The full report is available online at:  https://www.mountpolleyreviewpanel.ca/final-report

Pacific Booker Minerals Inc. conducted geotechnical site investigations during 2006 and 2007 on the TSF for the proposed Morrison mine.  The Site investigations included approximately 20 drill holes, 9.5 km of geophysical survey lines and over 15 test pits, along with geotechnical and hydrogeological testing consistent with good practice for a Feasibility Study and environmental application.  In 2009, Klohn Crippen Berger prepared a Geotechnical Feasibility Study design of the tailings storage facility, mine waste rock dump, low grade ore stockpile, and the associated facilities.  The design covered the geotechnical, water management and civil aspects of the works.

PBM is committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml